08001182

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dyno Nobel

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34952 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/11/08

DYNO
Dyno Nobel

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 25 February 2008

12-31-07
AR/S

Dear Sir/Madam,

Re: Dyno Nobel Limited – Full Year Results Presentation

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that Dyno Nobel Limited has lodged the attached Dyno Nobel Full Year Results Presentation to be released to the media and analysts at the Results Presentation this morning.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 25 February 2008

Dear Sir/Madam,

Re: Dyno Nobel Limited – Full Year Results Presentation

Please find attached Dyno Nobel Full Year Results Presentation to be released to the media and analysts at the Results Presentation this morning.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Dyno Nobel Limited



Full year results presentation
12 months to 31 December 2007

Dyno Nobel

Delivering sustainable value



Peter Richards
Chief Executive Officer

All dollars quoted in USD unless otherwise specified

DYNO
Dyno Nobel

Strong underlying growth

	31 December 2007 (US$m)		Growth on prior year
Revenue	$1,398.8m	✓	12.9%
EBITDA*	$231.6m	✓	28.8%
EBIT*	$179.9m	✓	24.0%
NPAT*	$101.9m	✓	20.4%
EPS* (cents)	12.5c	✓	19.0%
EBITDA / Cashflow conversion**	92.7%	✓	14.3%

*excludes significant non-recurring items
**cashflow represents statutory operating cashflow, excluding interest and tax paid

DYNO
Dyno Nobel

Track record of consistency


Revenue
+12.8% CAGR
$975m
$1,136m
$1,239m
$1,399m
FY2004
FY2005
FY2006
FY2007
EBITDA*
+21.3% CAGR
$130m
$132m
$180m
$232m
FY2004
FY2005
FY2006
FY2007
NPAT*
+20.4%
NA
NA
$85m
$102m
FY2004
FY2005
FY2006
FY2007

Dyno Nobel has delivered strong financial performance since the IPO

*excludes significant non-recurring items

DYNO
Dyno Nobel

Delivering on key initiatives

Objectives	Achievements
Consistent earnings growth	Underlying NPAT growth of 20.4%
Targeted global re-entry strategy	Acquisitions in China and South Africa
Significant improvement in Asia Pacific earnings	2H earnings growth of 92.2% on 1H
Focus on cash	Operating cash up 63.9% to $132.1m Conversion up from 81.1% to 92.7%
Project Imagine, $20m EBITDA improvement in 2008	On schedule with $4.6m of annual benefits locked in
Continuous improvement in group tax position	Effective tax rate reduced to 32.2%

DYNO
Dyno Nobel

North America: diversified revenues, solid earnings growth

- Volume growth in Nitrogen ~2-3%
  - Powder River coal growth remained positive
  - Strong demand from metals mining
  - ~20kstpa (manufactured tonnes) shifted into fertilizer markets
- Improving gross margins up 2.9%
  - Fertilizer gross profits up ~180%
  - Expanded (IS) manufacturing capabilities
  - $2.5m in efficiencies via Mexico IS project
- Limited exposure to residential housing → approx $4-6m earnings impact
- #1 in North American explosives market
- #1 in drill and blast in Canadian market via Castonguay acquisition


North American Revenue End User Segment
Coal Mining 35%
Quarry & Construction 38%
Agricultural Chemicals 8%
Metals Mining 12%
Private Label 2.5%
International/ Other 4.5%


North American Revenue By Product Category
IS 23%
Boosters & Dynamite 9%
Packaged 5%
Other 3%
AN 60%

DYNO Dyno Nobel

Asia Pacific: exciting growth profile

- Strong revenue and earnings growth:
  - Revenue growth of 28.5%
  - Accelerated ramp-up of new business, $28m for 2007
  - New underground mining technology and delivery systems boosting sales
  - Strong 2H performance, earnings up 92.2% on 1H

- Asia re-entry gaining momentum
  - Fabchem performing well, expanding IS and AN capacity
  - Modular emulsion plants providing a low-cost platform for South Asia re-entry
  - Significant wins in Indonesia (ramping up to $35m for 2009)
  - Won Lihir Gold contract (PNG) through superior innovation, ~ $13m p.a., over 5 years

Asia Pacific Revenue End User Segment



Coal Mining 35%
Metals Mining 65%

Asia Pacific Revenue By Product Category



Other 15%
Packaged 2%
Boosters 4%
IS 15%
AN 64%

Dyno Nobel

Dyno Nobel – Expanding its global presence



Canada

Size	$0.5bn
Vol Growth	3-5%
DXL Position	#1
DXL Mkt Share	~42%

United States

Size	$2.0bn
Vol Growth	0-2%
DXL Position	#1
DXL Mkt Share	~45%



Latin America

Size	$0.7bn
Vol Growth	4-6%
Fragmentation	Low
DXL Presence	4 DCs in Mexico



Eastern Europe (Including Russia)

Size	$1.0bn
Vol Growth	4-6%
Fragmentation	High
DXL Presence	TBD

Western Europe

Size	$0.7bn
Vol Growth	0-1%
Fragmentation	Medium
DXL Presence	TBD

Existing Operations (black)

Target Markets (white)



Africa

Size	$0.6bn
Vol Growth	1-2%
Fragmentation	Low
DXL Presence	Sasol DN



China

Size	$2.1bn
Vol Growth	~10%
Fragmentation	High
DXL Presence	Fabchem

Australia

Size	$1.1bn
Vol Growth	4-6%
DXL Position	#2
DXL Mkt share	~24%

Dyno Nobel is expanding its global footprint and developing leading positions in key markets

DYNO
Dyno Nobel

Targeted entry into selected markets

	Africa (US$0.6bn)	China (US$2.1bn)
DXL Presence	• Sasol Dyno Nobel • 50% stake acquired in September 2007	• Fabchem • 29.9% stake acquired in January 2007
Market Dynamics	• Metals mining drives 80% of demand • Largely serviced by regional players • AN intensive with growing demand for non-electric IS products	• Fragmented, Government mandated consolidation • Older technology • Strong demand growth – construction, metals, coal sectors
Strategy / Execution	• Sasol Dyno Nobel well positioned to capture growth in non-electric initiation systems • Expanding regional presence	• Plans to develop national platform in attractive segments • Increase in non-electric detonator capacity will result in #1 position by end 2008 • Low cost manufacturing and export base for integrated Asia strategy

DYNO
Dyno Nobel

Achieving competitive advantage through product innovation

- **Electronics / Detnet**
  - The next generation of initiation technology
  - Increased safety, improved accuracy, cost effective
  - International sales of electronics rose substantially in 2007
  - Underlying earnings improvement of $3.0m, profitable in 2H
  - DigiShot® platform now selling in the US, impressive product performance to date
  - SmartShot platform performing well in Australia, >100,000 units sold in 2007


smartshot®

- **Modular and mobile AN emulsion plants**
  - Designed for containerised shipping, low cost set up and relocation
  - Reduces dependency on quality of AN, lowering initial capital and ongoing product input costs
  - Provides significant cost advantage in remote areas (PNG, Indonesia, Latin America)



Digishot is a registered trademark of DetNet South Africa (Proprietary) Limited

DYNO
Dyno Nobel

Near-term capacity expansions to drive growth

	Cheyenne Expansion (US)	QNP De-bottlenecking (QLD)
Rationale:	• Replacement of third party supplied ANSOL • Incremental capacity to service high growth Powder River Basin and attractive fertiliser market	• Opportunity to capitalise on high growth demand in Queensland region • Supported by key customer contracts extending to at least 2016
Incremental Capacity:	• 200,000stpa ANSOL	• 30,000tpa AN
Capital Cost / Funding:	• $88m / fully funded under current facilities • Includes $14.5m toward Phase II prill tower, to be commissioned in 2009/10 subject to pricing and prill volume commitments	• $20m / fully funded by refinancing of QNP facility
Project Economics:	• Exceeds internal financial criteria • Relatively low cost given the use of existing infrastructure	• Exceeds internal financial criteria • Improves overall returns from plant
Completion:	• Mid 2008	• Q4 2008





DYNO
Dyno Nobel

Project Imagine: phase 1 EBITDA improvements

- Phase 1 execution commenced
- Approximately $4.6m in annualised benefits already secured
  - Sales and Service $3.5m
  - Common Core $0.8m
  - Procurement $0.3m
- Restructuring of management
- Capital committed to date of $0.5m, in line with plan
- On track and confident of delivering full year commitments

2008 EBITDA Target



EBITDA $m
25.0
20.0
15.0
10.0
5.0
-
J F M A M J J A S O N D
Annualised improvements locked-in
Planned
Secured

Currently on track to deliver $20m EBITDA improvements in 2008

DYNO Dyno Nobel

Moranbah: review of commercial opportunities continues



Moranbah site, November 2007

DYNO
Dyno Nobel

Project status update

- Dyno Nobel continues to evaluate all options
  - Potential sale of assets
  - Project restart
- Write down of $74.9m (A$85m) to carrying value of the capital works
  - Assessed impairment value
  - Write-off of full capital spend contingent on ultimate decision to cancel project
- Any decision to restart project would require de-risking of position and demonstrated ability to meet internal financial criteria
  - Significant progress has been made to date in this respect and continues
- Supply solutions are being evaluated and progressed in the event that the project is not restarted

Project evaluation continues

DYNO
Dyno Nobel

Project evaluation update

Customer price agreements

- Customers supportive of Moranbah and recognise the strategic importance of regional supply
- Active dialogue continues with excellent progress in ensuring continued customer commitment and improved contractual and commercial terms

Construction costs

- Continued progress on refinement of capital costs, including contingency
- New proposal received from consortium of UGL, BBSA and BGC
- Potential to agree partial risk sharing
- Further progress required to ensure de-risking

Funding

- Limited capacity to fund project with existing debt facilities
- Preference to attract project partner or sell-down a share of the project
- Potential partners have been identified with preliminary discussions underway

Significant further progress required before final investment decision can be made

Contractual obligations – supply update

- Focus on both minimising customer requirements and maximising supply sourcing certainty
- Volume
  - Volume commitments with customers have been reduced for 2009
  - Continued work to refine long-term customer commitments
- Supply solutions
  - Significant progress on short-term sourcing options at acceptable price
  - Long-term supply solutions are currently being evaluated
- Discussions with customers progressing well. Willingness from both parties to ensure security of supply with a mutually agreeable commercial outcome

Continuing work to refine potential customer exposures in event project is not restarted

Financial overview: delivering growth in core earnings



DYNO
Dyno Nobel

Shane Gannon
Chief Financial Officer

DYNO
Dyno Nobel

Significant growth in underlying profitability

Consolidated Income Statement

- Underlying NPAT[1]* of $101.9m, up 20.4% on prior year
- Statutory NPAT[2] of $42.7m, includes Moranbah impairments of $52.4m net of tax
- Gross Margins up 2.3% on 2006, driven by:
  - Favourable fertilizer and IS pricing
  - Mexico manufacturing relocation
  - Profitable new wins in Asia Pacific
- EBIT%* of 12.9%, up 1.2%, indirect costs in check despite macro pressures

US$m	FY 2007*	FY 2006*
Revenue	1,398.8	1,239.3
Gross Profit	523.4	435.6
EBITDA	231.6	179.8
EBIT	179.9	145.1
NPAT[1]	101.9	84.6
EPS (US cents)	12.5	10.5
NPAT[2] including significant non-recurring items	42.7	83.3
EPS including significant non-recurring items (US cents)	4.2	10.3

*excludes significant non-recurring items
1. Underlying NPAT is net of after tax effects of distribution to Step-up Preference security holders
2. Statutory NPAT is before gross value of distribution to Step-up Preference security holders

DYNO
Dyno Nobel

Regional growth, accretive investments



179.8
12.4
6.7
(4.0)
21.3
9.5
3.0
2.9
231.6
9 acquisitions
Accelerated rollout to new customers in Australia / Indonesia
Decline in US housing market conditions
Targeted diversification to capture strength in current fertiliser market
Favourable pricing, increased volumes, operational efficiencies
Growth in international volumes
Average realised A$/US$ of 0.84, vs 0.75 in 2006
2006 EBITDA
Acquisitions
Asia Pacific
NA Housing
NA Fertiliser
NA Others
DetNet
FX movement
2007 EBITDA

excludes significant non-recurring items

DYNO
Dyno Nobel

2H2007 momentum

- 2H EBIT* grew 32.9% in 2H2007 vs 2H2006
  - Up 15.7% on 1H 2007
- Asia Pacific EBIT grew by 92.2% on 1H
  - New business ramp up accelerated
  - Successful re-entry into Indonesia
  - Containment of 1H overhead increases
- North American EBIT* in line with 1H
  - Attractive fertilizer pricing
  - Impact of Castonguay
  - Weakening housing market largely offset

US$m	2H 2007*	2H 2006*	Growth %
Revenue	729.4	620.4	17.6%
Gross Profit	277.1	226.2	22.5%
EBITDA	128.2	91.7	39.8%
EBIT	96.5	72.6	32.9%



EBIT (US$m)
EBIT (US$m)
120
100
80
60
40
20
0
13.0%
12.8%
12.6%
12.4%
12.2%
12.0%
11.8%
11.6%
11.4%
11.2%
11.0%
EBIT%
1H06
2H06
1H07
2H07
DNAP
DNA
GROUP
Group EBIT margin

* excludes significant non-recurring items

DYNO
Dyno Nobel

Substantial gains in Asia Pacific, incremental improvements in North America

- North America
  - EBIT* up $20.7m, 16.3% for the year
  - 2.9% gross margin improvement, led by attractive fertilizer pricing, and operational efficiencies
  - Disappointing performance in Canada → management changes
- Asia Pacific
  - EBIT* up $8.9m, 42.0% for the year
  - 2H EBIT up 92.2% on 1H, new business ramp-up, tighter management of discretionary spend

North America

US$m	FY 2007*	FY 2006*
Revenue	1,121.7	1,023.2
Gross Profit	442.3	373.5
EBITDA	191.1	155.8
EBIT	147.7	127.0

Asia Pacific

US$m	FY 2007*	FY 2006*
Revenue	277.6	216.1
Gross Profit	81.1	62.1
EBITDA	38.3	27.1
EBIT	30.1	21.2

* excludes significant non-recurring items

DYNO
Dyno Nobel

Investments: delivering incremental value

- Earnings from investments up 27.5%
  - US$3.0m* improvement at DetNet, profitable in 2H
  - 50% of Sasol Dyno Nobel acquired in September 2007, earnings accretive
  - 29.9% of Fabchem acquired Jan 2007, EPS up 30% for 9 months, exciting outlook
  - Buyout of 3 US partners during 2007
- Growth of 15.5% in contribution to Group profit
- Represents 15.6% of group profitability, including management fees

US$m	FY 2007*	FY 2006*
Equity accounted share of profits from Investments	11.6	9.1
Management fees (net of tax)	4.2	4.6
Contribution to Group Earnings	15.8	13.7
% Contribution to Group profits	15.6%	16.2%

* excluding significant non-recurring items

DYNO
Dyno Nobel

Balance sheet: achieving greater flexibility

- Net debt increased by $126.3m. Key movements include:
  - Moranbah / Cheyenne $253.8m
  - Acquisitions $128.9m
  - Truck fleet replacement $20.6m
  - SPS (Hybrid) paydown ($257m)
- Step-up Preference Security issue in July 2007 was over-subscribed by A$50m to its maximum A$300m
  - Tax effective (US deductibility)
- 2008 facilities headroom ~$250-300m, before any further commitments to Moranbah
- Banking facilities, earliest maturity date April 2009

US$m	31 December 2007	31 December 2006
Cash	40.0	33.4
Total Assets	1,516.9	1,004.4
Borrowings	654.8	521.9
Total Liabilities	959.2	775.0
Minority Interest - Dyno SPS	257.1	-
Shareholders equity	300.6	229.3
Key Indicators:		
Net Debt ($m)	614.8	488.5
Headroom ($m)	345.1	161.0
Leverage ratio	3.0x	2.9x
Interest cover	4.74x	5.91x

- The consolidated Balance Sheet is prepared in accordance with AASB3 'Business Combinations'
- The acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited is being accounted for as a reverse acquisition

DYNO
Dyno Nobel

Capital expenditure: focused on capacity expansion and new market entry

- Capital expenditure during the period of $489.4m
- Maintenance capex increased by $23.5m due to impact of acquisitions and accelerated truck replacement program in Asia Pacific
- Growth initiatives ($94.5m) included:
  - Cheyenne $58.4m
  - Simsbury tube expansion $3.4m
  - Truck fleet expansion $20.6m
- 9 acquisitions during the period, $128.9m

US$m	31 December 2007	31 December 2006
Payment for property, plant and equipment		
Maintenance	70.6	47.1
Growth (inc Cheyenne)	94.5	30.2
Moranbah	195.4	41.8
Acquisitions:		
Drilling and Blasting	48.8	23.3
Initiation Systems	27.0	-
Distribution	47.8	85.9
Other	5.3	2.0
Total	489.4	230.3

DYNO
Dyno Nobel

Cashflow: converting earnings to cash

- Operating cash of $132.1m, up 63.9% on prior year
- EBITDA/ Cash conversion of 92.7%, up 14.3% on 2006
- Effective tax rate of 32.2%, 2.0% improvement on prior year
- Dividend on 2H earnings will not be paid, pending a final decision on Moranbah



140
120
100
80
60
40
20
0
$M
120%
100%
80%
60%
40%
20%
0%
%
1H06
2H06
1H07
2H07
EBITDA
Operating Cash
Cash conversion

* Cash conversion calculations exclude Moranbah related accruals to more accurately reflect underlying improvement

Excellent fundamentals, clear strategy, real growth opportunities



Peter Richards
Chief Executive Officer

DYNO
Dyno Nobel

Strong business fundamentals underpin Dyno Nobel

Market Leader and Attractive Industry Structure	• Leading positions in US and Canada. Strong position in Australia • Second largest explosives player globally • A strong track record of successful acquisitions → driving industry consolidation
Robust Demand Outlook	• North Asian demand for coal and iron ore • US public construction/infrastructure spending and Canadian mining • Fertilizer and bio-fuels
Unique Asset Portfolio	• Extensive distribution and manufacturing footprint • Prohibitively high replacement cost • Significant barriers to entry
Low Earnings Volatility	• Customer contracts structured to mitigate commodity price exposure • Diversity of earnings
Strong Earnings Performance	• >10% above IPO (NPAT) forecasts in FY06 • 20% growth in underlying NPAT for FY07 • 64% growth in operating cash in 2007
Positive FY08 Outlook	• Favourable outlook in Asia Pacific and Canada • Increasing exposure to US fertilizer (Cheyenne expansion) • Project Imagine ($20m in 2008)

DYNO
Dyno Nobel

North American driver: Powder River Basin coal

Market Dynamics

- Global coal use has grown 30% (1.4 billion tonnes) over last 5 years, underpinned by China and India
- US coal market driven by:
  - Increasing affordability of coal in electricity generation, relative to other fuels
  - Strong export demand – Peabody expecting US net exports to more than triple between 2006-2008
- Dyno Nobel's key exposure to attractive Powder River Basin:
  - Stripping ratios increasing from 2:1 to 3-4:1
  - Long-term forecast growth of 2-3% p.a. (vs. national average of 1-2% p.a.)
  - Regional cost advantage and rail investment to support production growth

Powder River Basin Coal Production

(quadrillion Btu)


2006-2030 CAGR:
Appalachia ~0%
Powder River Basin 2-3%
20
15
10
5
0
1970
1980
1990
2000
2010
2020
2030
Appalachia
West (Incl. Powder River Basin)

Source: Energy Information Administration, Annual Energy Outlook 2007

US Electricity Generation Growth by Fuel

(growth in billions of KwH to 2030E)


1,343
129
109
134
44
Coal
Natural Gas
Nuclear
Renewables
Petroleum
2006-2030 CAGR:
Coal 2.2%
Natural Gas 0.6%
Nuclear 0.5%
Renewables 1.3%
Petroleum 2.2%

Source: Energy Information Administration, Annual Energy Outlook 2007 and Monthly Energy Review, June 2007

DYNO
Dyno Nobel

North American driver: quarry & construction

Market Dynamics

- $286 billion six year Government funding commitment (SAFETEA LU) to highway and bridge construction
- Estimated $485 billion backlog of unfunded but needed transportation infrastructure repairs
- Limited exposure to US housing market (10-12% of North American revenue / 8-10% of group revenue)
  - Residential market not expected to rebound until 2009
  - Non-residential construction markets to remain strong
  - Civil expected to grow by 2% in 2008

US Aggregates Production

(millions of tonnes)


3,500
3,000
2,500
2,000
1,500
1,000
1970
1980
1990
2000
2010
2020

Source: US Geological Survey – Minerals Year Book 2007
Note: Includes crushed stone and construction sand and gravel.

Limited Exposure to US Housing

(share of North American revenue)


US housing
10-12%
8-10% of
group revenue
Other quarry and
construction
27-29%
Other exposures
61%

Source: U.S. National Stone, Sand & Gravel Association, McGraw Hill Construction, Dyno Nobel management estimates
Note: Assumes 43% of national spend for new construction is directed to the housing market and 25% of US aggregates are consumed in residential construction.

DYNO
Dyno Nobel

North American driver: fertilizer market

Robust outlook

Worldwide agricultural/fertilizer market outlook remains strong, supported by:

- Sub-optimal crop yields in certain countries
- Higher soft commodity prices
  - Demand for biofuels driving increased plantings
- Strong global fertilizer including Brazil and India
- Fertilizer inventories at cyclical lows
- Large increases in fertilizer raw material costs

DAP and urea prices



(US$ per tonne)
800
700
600
500
400
300
200
100
0
Feb-03
Feb-04
Feb-05
Feb-06
Feb-07
Feb-08
DAP
Urea

Source: Broker research

World nutrient demand



(Millions of tonnes)
180
160
140
120
100
80
60
40
20
0
75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10
Developed Nations
Developing Nations
Transition Economies

Source: IFA

Fertilizer prices at record highs reflecting strong demand fundamentals

Dyno Nobel

Continuing strong demand outlook for Asia Pacific

Market Dynamics

- China continues to be key growth driver
  - Strong demand for metallurgical coal/iron ore to support steel production
- ABARE forecasting Australian export growth of:
  - Iron ore – 13% 2008E (8% 2007)
  - Metallurgical coal – 4% 2008E (10% 2007) despite East Coast port constraints
- Competitive advantage for regional producers given relative freight costs to China
- Significant growth in Indonesian coal production to support regional export demand and forecast 10,000MW domestic coal fired generation expansion over next 5 years

Australian Iron Ore Production



(millions of tonnes, 30 June year end)
05-12E CAGR – 8.3%
252
264
288
312
355
391
423
441
2005
2006
2007
2008
2009
2010
2011
2012

Chinese Steel Production



(millions of tonnes, 31 December year end)
05-12E CAGR – 9.5%
356
423
490
544
565
604
641
673
2005
2006
2007
2008
2009
2010
2011
2012

Source: ABARE March 2007 and December 2007 Commodities Reports

DYNO
Dyno Nobel

Unique asset portfolio, not easily replicated

Strategic Locations

- Assets strategically located to key demand centres
- Cheyenne is the lowest cost producer in the Powder River Basin

Extensive scale

- Most extensive AN production and distribution network in the US
- Substantial replacement value, makes new entry difficult

Customer relationships

- Average 3 year contracts in US, 5 years in Australia
- Reduces earnings volatility

Stringent regulations

- Safety a core value
- Greater adaptability → fully integrated transport fleet

Ammonium Nitrate Manufacturing in North America (K Short Tons


132 AGRIUM Redwater
ORICA Carseland
518
130 CNR Brandon
220 DYNO NOBEL Maitland
DYNO NOBEL Battle Mountain
150
GENEVA Orem
50 AUSTIN
50 ORICA
320 DYNO NOBEL Cheyenne
300 DYNO NOBEL Lomo
150 DYNO NOBEL
20 Kenova Dome (storage only)
10 Owensboro Dome (storage only)
110 Apache Benson
EDC El Dorado
210
500
TERRA Yazoo
540 PCS Augusta
22 TRADEMARK Tampa

Dyno Nobel

Positive FY08 outlook

Limited US housing exposure	• Limited US housing exposure • Further diversification of earnings (acquisitions, new markets) to help offset any US slowdown
Interest associated with Moranbah Project	• To be expensed while project is suspended • Estimated cost of $20m per year, before tax
Net positive outlook for North America	• New business and North Bay restructuring to drive improved earnings in Canada • Increased short term exposure to attractive fertilizer margins via Cheyenne expansion • LCO initiatives to yield further benefits in 2008 (~$2-3m, before tax)
Full year effect of acquisitions	• $3-4m in annualised NPAT (Castonguay, Fabchem, Sasol Dyno Nobel)
Excellent outlook for Asia Pacific	• 2H 2007 saw significant growth from new business in Indonesia, Australia • Ramp-up and annualised impact to deliver further earnings growth in 2008 • Lihir contract to commence during 2008
Imagine to transform DXL	• On track to deliver $20m EBITDA improvements in 2008 • $4.6m benefits locked-in to date

Questions and answers



DYNO
Dyno Nobel

Supplementary information



smartshot
bench box

DYNO
Dyno Nobel

Significant non-recurring items

2007	EBITDA	EBIT	NPAT	Rationale
North Bay Restructure	3.5	9.0	6.0	Restructuring costs to close down packaged explosive plant
Business Development	3.5	3.5	2.4	Advisory and consulting fees associated with potentially large scale transactions
Project Imagine	4.9	4.9	3.3	Cost associated with the company efficiency program
Pre-IPO issues	1.2	1.2	3.5	Costs associated with the planned corporate restructure identified at IPO
Moranbah write down	74.9	74.9	52.4	Partial impairment of capital work in progress
Total	88.0	93.5	67.6	
2006				
Restructure	7.3	7.3	4.8	Restructuring cost of US / Canadian operations of ETI, an acquired business
Pre-IPO issues	1.8	1.8	2.4	Costs associated with the planned corporate restructure at IPO
US Pension	(7.6)	(7.6)	(5.1)	Adjustments of US pension liabilities relating to prior years
Discontinued product line	2.9	2.9	1.9	Write down of assets/inventory of discontinued product line
Discontinued business			(2.7)	Profit from discontinued business
Total	4.4	4.4	1.3	

Balance sheet

US$m - Equity consolidated basis	31 December 2007	31 December 2006
Cash and cash equivalents	40.0	33.4
Receivables	205.6	159.6
Inventories	131.5	107.9
Property, plant and equipment	715.5	395.1
Other assets	424.3	308.3
Total assets	1,516.9	1,004.4
Payables	225.3	160.8
Borrowings	654.8	521.9
Provisions	73.2	86.9
Other liabilities	6.0	5.5
Total liabilities	959.2	775.0
Minority Interest - Dyno SPS	257.1	-
Shareholders equity	300.6	229.3
Net Debt	614.8	488.5

DYNO
Dyno Nobel

Consolidated cash flow statement

US$m - Statutory basis	31 December 2007	31 December 2006
Cash flow from operating activities		
Receipts from customers	1,384.0	1,276.6
Payments to suppliers and employees	(1,193.4)	(1,139.9)
Interest (net)	(33.6)	(28.6)
Income tax paid	(25.0)	(27.5)
Net cash provided by (used in) operating activities	132.1	80.6
Cash flow from investing activities		
Payment for businesses	(128.8)	(120.2)
Payment for property, plant and equipment	(360.4)	(119.1)
Other	6.6	9.0
Net cash provided by (used in) investing activities	(482.7)	(230.3)
Cash flow from financing activities		
Proceeds from issues of equity securities	284.6	779.4
Payment for share issue costs	(8.1)	(28.6)
Proceeds from borrowings	413.0	166.1
Repayment of borrowings	(291.7)	(350.8)
Dividend paid	(39.3)	-
Redemption of preference shares	-	(418.6)
Other	(7.2)	(2.5)
Net cash provided by (used in) financing activities	351.4	145.0
Net increase (decrease) in cash held	0.8	(4.7)
Cash and cash equivalents at the beginning of the year	30.9	35.1
Effects of exchange rate changes	1.2	0.5
Cash and cash equivalents at the end of the year	32.9	30.9

Proportionate view - including joint ventures

- Currently 9 JVs in North America, 13 in total
- Combined JVs generate $176m revenue (50% share)
- JV EBIT increased 24% against pcp
- DetNet (JV with AEL)
  - Small profit in May and June
  - Year to date (EBIT) loss of $0.5m, an improvement of $3.0m on pcp
- Commitment to Sasol Dyno Nobel JV effective Q4

12 months ended December 2007

US$m	FY 2007*	FY 2006*
Revenue	1,575.0	1,419.0
Gross Profit	597.0	506.7
EBITDA	252.9	197.7
EBIT	190.7	154.0
NPAT	101.9	84.6
NPAT including significant non-recurring items	42.7	83.3

* excluding significant non-recurring items

DYNO
Dyno Nobel

FY Reconciliation – statutory basis to proportionate basis

US$m	Statutory basis (Appendix 4E)	Less: share of JV earnings	Add: JV proportionate results	Eliminations	Actual Proportionate
Revenue	1,398.8	-	259.6	(83.4)	1,575.0
Gross Profit	523.4	-	73.9	(0.3)	597.0
EBITDA	231.6	(11.6)	32.9		252.9
EBIT	179.9	(11.6)	22.5		190.8
NPAT	101.9	(11.6)	11.6		101.9

* excluding significant non-recurring items

Dyno Nobel

Consolidated cash flow

US$m - Statutory basis	31 December 2007	31 December 2006
Pre-tax profit	55.7	116.4
Depreciation and amortisation	50.8	34.7
Impairment of assets	81.3	-
Tax Paid	(25.0)	(27.5)
Gross cashflow	162.8	123.6
Change in working capital	(19.8)	(9.9)
Share of profit in jointly controlled entities	(11.6)	(7.0)
Other	0.7	(26.1)
Operating cash flow	132.1	80.6
EBITDA (ex share of profits in JVs and Moranbah write down)	205.7	168.4
Operating cash flow	132.1	80.6
Tax Paid	25.0	27.5
Net interest paid	33.6	28.6
Ungeared pre-tax cash flow	190.7	136.7
EBITDA / cash flow conversion	93%	81%

DYNO
Dyno Nobel

Disclaimer

Important notice and disclaimer

This presentation has been prepared by Dyno Nobel Limited (the 'Company'). The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security, and neither this document or anything in it shall form the basis of any contract or commitment.

The Company has prepared this presentation based on information available to it. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation.To the maximum extent permitted by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

Nothing in this presentation is a promise or representation as to the future. Statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. The Company does not make any representation or warranty as to the accuracy of such statements or assumptions.

The financial information disclosed has been prepared on both a statutory and non-A-IFRS pro-forma basis, which is consistent with the financial information provided in the IPO Prospectus. Due care and attention should be undertaken when considering and analysing the financial performance of the Company.

Dyno Nobel

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 25 February 2008

Dear Sir/Madam,

Re: Dyno Nobel Limited – Preliminary Final Report – ASX Listing Rule 4.3A

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that Dyno Nobel Limited has lodged the attached Preliminary Final Report / Appendix 4E for the year ended 31 December 2007.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Dyno Nobel

RECEIVED

2008 MAR 11 A 7:-7

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 25 February 2008

Dear Sir/Madam,

Re: Dyno Nobel Limited – Preliminary Final Report – ASX Listing Rule 4.3A

Please find attached the Preliminary Final Report / Appendix 4E for the year ended 31 December 2007.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO NOBEL LIMITED
A.B.N. 44 117 733 463

PRELIMINARY FINAL REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

This Preliminary Final report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A.

Current Reporting Period: Financial Year ended 31 December 2007

DYNO NOBEL LIMITED

ABN 44 117 733 463

APPENDIX 4E

PRELIMINARY FINANCIAL REPORT

YEAR ENDED 31 DECEMBER 2007

ASX Code: DXL

This report should be read in conjunction with the most recent annual financial report and any public announcements made by Dyno Nobel Limited during or since the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

All Amounts in USD		% Change	Consolidated Year-end 2007 US$'000	2006 US$'000
Total revenue from continuing operations	UP	12.8	1,398,776	1,239,296
Add: Share of sales revenue from joint ventures and associates	DOWN	(1.9)	176,200	179,700
Aggregated sales revenue *	UP	10.9	1,574,976	1,418,996
Earnings before interest and tax (continuing operations)#	DOWN	(38.5)	86,337	140,612
Profit before tax (continuing operations)	DOWN	(50.9)	55,695	113,590
Net profit after tax (continuing operations)	DOWN	(46.9)	42,717	80,455
Net profit before tax (continuing and discontinued operations)	DOWN	(48.6)	42,717	83,250
Net profit attributable to the members of Dyno Nobel Limited (continuing operations)	DOWN	(58.9)	34,208	80,455
Net profit attributable to the members of Dyno Nobel Limited (discontinued operations)	DOWN	(100)	-	2,795
Distribution to Dyno Nobel SPS holders	N/A	-	8,509	-
Net profit before tax (continuing and discontinued operations)	DOWN	(48.6)	42,717	83,250
Basic and dilutive earnings per share - continuing and discontinued operations (cents per share)	DOWN	(59.4)	4.20	10.35
Basic and dilutive earnings per share - continuing operations (cents per share)	DOWN	(57.9)	4.20	9.99
Net tangible assets per share (US$ per share)	UP	400.0	0.45	0.09
Net assets per share (US$ per share)	UP	146.4	0.69	0.28

Dyno Nobel Limited declared and paid a dividend of A2.8 cents per share, unfranked, on 27 April 2007.

Dyno Nobel Limited declared and paid a dividend of A2.8 cents per share, 40% franked on 23 October 2007.

The directors of Dyno Nobel Limited determined not to pay a final dividend for the year ended 31 December 2007.

* *Aggregated sales revenue is defined as statutory sales revenue plus share of sales revenue from joint ventures and associates. The directors believe the disclosure of the revenue attributable to joint ventures and associates provides additional relevant information on the business of Dyno Nobel Limited.*

Consistent with the prospectus, Earnings before interest and tax means earnings before net financing costs and group tax.

Review of operations

The financial numbers presented in this report are prepared under Australian equivalents to International Financial Reporting Standards ("A-IFRS"). All amounts are presented in United States (US) dollars unless otherwise stated.

Group

Dyno Nobel Limited consolidated net profit after tax for the year ended 31 December 2007 was $42.7 million (2006: $83.3 million). The net profit after tax includes a recoverable amount write-down of $52.4m after tax in relation to the Group's ammonium nitrate project in Moranbah, Queensland. Further details of the write-down are provided in Note 1(a). Net profit after tax attributable to members is $34.2 million after excluding the distribution to the holders of Dyno Nobel Step Up Preference Securities (SPS) of $8.5million.

Underlying results for the Company were strong this year in the face of an increasingly challenging macro environment. Asia Pacific continues to benefit from strong demand for minerals from China and India, despite infrastructure and labour constraints that slowed customer expansion and delayed commencement of new business for the Company. The Asia Pacific business performed strongly with earnings before interest and tax increasing 42% during the period. In the United States, the sharp decline in residential housing market affected demand for aggregates. Offsetting this was increasing demand for Dyno Nobel's urea based fertilizer products and the United States Federal Government's continued investment in national infrastructure (SAFETEA-LU Bill). Overall, North American earnings before interest and tax grew 16.3% during the period.

In addition to the recoverable amount write-down on the Moranbah project, the current period results were adversely affected by the after tax impact of a number of non-recurring events: Restructure and asset impairment at the North Bay (Canada) manufacturing facilities of $6.0 million; Consultancy and project office costs associated with 'Project Imagine' (the Group's business improvement initiative) of $3.3 million; and corporate restructuring costs to address ineffective company structures foreshadowed during the initial public offering of $1.4 million. The Group also incurred corporate advisory costs in developing a response to the threat of potential takeover and scale project feasibility costs ($1.9 million) in relation to aborted acquisition opportunities and $2.8 million loss on derivatives no longer qualifying for hedge accounting. The prior year included favourable adjustments of $5.2 million. Excluding these events, underlying after tax earnings for the Group totalled $101.9 million (2006: $84.6 million), representing growth of 20.4%.

Dyno Nobel made a further nine acquisitions during 2007 as part of its stated strategy of international and value chain expansion. On 16 January 2007, the Group acquired 29.9% of Fabchem China Limited (Fabchem), an explosives company listed on the Singapore Stock Exchange. Fabchem is the largest supplier of 'boosters' in China and experienced earnings per share growth of 30% during the period. In September 2007, the Group acquired a 50% joint venture interest in Sasol Dyno Nobel, a South African explosives provider, to participate in the accelerated migration of this market to non-electric detonator technology.

Dyno Nobel also continued its selective expansion into drilling and blasting with the acquisition of Le Groupe Castonguay Inc., Canada's largest drilling business, in May 2007.

Dyno Nobel continues to focus on improving its conversion of earnings to cash and generated operating cash of $132.1 million for the year ended 31 December 2007 (2006: $80.6 million). This result reflects strong earnings growth and increased emphasis on working capital and further improvement can be expected as recent acquisitions are integrated into the business.

North America

Dyno Nobel's consolidated North American revenues for the year ended 31 December 2007 grew 9.6% to $1,121.7 million (2006: $1,023.2 million). Underlying earnings before interest and tax of $147.7 million represented 16.3% growth (2006: $127.0 million).

The North American business performed well and experienced strong demand in all segments with the exception of residential construction, which represents approximately 10-12% of North American revenue. Demand for coal in the western United States remained positive, as did the metals mining segment. Most notably, conditions in the United States fertilizer market were very favourable, driven by a global imbalance between supply and demand for food crops and domestic expansion in the bio-fuels sector. This translated to increasingly attractive pricing for Dyno Nobel's urea based products and approximately 180% increase in profits from this segment. Growth in the quarries and construction segment was somewhat subdued during the year with growth from the United States Federal Government infrastructure bill (SAFETEA-LU) offsetting a significant slowdown in the United States housing sector.

The Group continues to focus on improving the efficiency and effectiveness of its operations. During the year, the Group transitioned the manufacture of some initiation systems components to its Mexico operations and continues to refine ammonia nitrate prill and emulsion formulations, yielding improved gross profitability. As a consequence, the North American operations saw gross margins increase by approximately 2.9% during the year.

As reported in the half year to 30 June 2007, the Group revised both the scope and estimated cost of the ammonium nitrate plant in Cheyenne, Wyoming. The Group has executed on its stated intention to construct only the nitric acid and ammonium nitrate solution (ANSOL) plants. Completion is scheduled for the second quarter of 2008, within the revised estimated cost of $87.8 million. This expansion will enable Dyno Nobel to leverage strong medium term demand for urea based fertilizer products and support anticipated long term growth in the Powder River Basin.

Overall, despite the downturn in the US economy, the North American operations continue to deliver strong underlying profitability and growth.

Asia Pacific

Revenue for the year was $277.6 million representing growth of 28.5% over the prior year (2006: $216.1 million). Earnings before interest and tax increased 42% from prior year levels to $30.1m (2006: $21.2 million).

The Asia Pacific business delivered an extremely pleasing performance for the year ended 31 December 2007, particularly in the second six months of the year. Having secured a number of new business wins in 2006, the business's first half earnings were hampered by delays in the commencement of new mines and associated set-up costs in preparation to support this new business. Earnings for the second six months of 2007 grew 92.2% on the preceding six months as the rollout to new customers (and sites) accelerated.

During 2007, the business opened a new office in Indonesia under the 'dnx' trading name. Utilising Dyno Nobel's unique modular and mobile Emulsion plants, dnx generated $5 million in revenue from Indonesian clients and is well placed to participate in the anticipated growth within this region.

The acquisition of Fabchem China Limited (Fabchem) in January 2007 gives the business a strategic foothold in China, the second largest and fastest growing explosives market in the world. Fabchem is the largest supplier of 'boosters' in China and experienced 30% earnings per share growth during the period. Fabchem is currently expanding its non-electric detonator capacity to establish market leadership in that category and recently announced the acquisition of a 70,000 tonne per annum ammonium nitrate plant in Southern China.

Queensland Nitrates Pty Limited ('QNP'), the joint venture between Dyno Nobel and CSBP (a division of Wesfarmers Limited), delivered earnings growth of 4.3% during 2007. Both joint venture partners are committed to completing the planned expansion and 'de-bottlenecking' exercise in 2008, subject to finalisation of customer off-take agreements. The exercise is expected to cost approximately $20 million and provide an additional 30,000 tonnes (per annum) capacity. The economics of the project exceed Dyno Nobel's internal investment criteria and will enhance the financial performance of the plant overall. Completion is expected in December 2008, and much of the work will be completed during a planned shutdown in October.

DetNet Joint Venture (South Africa)

Dyno Nobel reported a loss of $0.4 million as its share of the joint venture result for 2007 (2006: loss of $5.5 million). This is a $5.1 million improvement on the prior year performance and is a consequence of successful restructuring and significant growth in international sales volumes, particularly to Australia. Product acceptance accelerated in Australia in the second half of 2007 and DetNet reported a small profit for that (six month) period and expects further growth in the new year, with North America a key driver.

Sasol Dyno Nobel Joint Venture (South Africa)

On 17 September 2007, the Group acquired a 50% joint venture holding in Sasol Dyno Nobel, South Africa. This acquisition is consistent with the Group's stated strategy of profitable global expansion. Demand for initiation systems products in South Africa is rapidly migrating from 'cap and fuse' initiation products towards the use of safer and more accurate non-electric detonator ("Nonel") technology, in underground mining. The investment enables regional expansion to be accelerated and provides the Group with an appropriate route-to-market for existing technology. The Group's share of profit from this investment was $0.4million for the four months to 31 December 2007.

Outlook

Dyno Nobel expects to see further underlying earnings growth from its existing operations. Asia Pacific operations should see continued growth as a result of recent business wins in Australia, Indonesia and Papua New Guinea. The strong fertilizer market in the United States and favourable long term outlook for the Powder River Basin coal mines will support the completed expansion of the Cheyenne facility. Combined with new mine development in Canada and increased initiation systems exports to Latin America, Asia Pacific and South Africa, these factors should be sufficient to mitigate a further decline in the United States housing market and help to counter any adverse impact of a general economic slowdown in the United States.

In November 2007 the Group announced Project Imagine, a global business review designed to drive both operational efficiency and effectiveness. The Group forecasted $20 million in (EBITDA) earnings improvements for the year ended 31 December 2008, before execution costs, and remains confident of delivering these improvements.

Consolidated income statement for the year ended 31 December 2007

	Consolidated	
	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Sales revenue	1,386,510	1,227,782
Other revenue	11,484	7,632
Other income	782	3,882
Total revenue	1,398,776	1,239,296
Share of net profits of associates and jointly controlled entities accounted for using the equity method	11,622	6,952
Changes in inventories of finished goods and work in progress	5,832	4,733
Raw materials and consumables used and finished goods purchased for resale	592,641	572,616
Purchased services	160,262	140,161
Repairs and maintenance	45,741	36,690
Outgoing freight	52,978	40,641
Lease payments	13,246	8,511
Depreciation and amortisation expense	50,812	34,700
Share-based payment expense	1,376	2,522
Other employee benefits expense	308,536	238,632
Recoverable amount write down on capital project	74,917	-
Other asset impairment expenses	5,500	-
Other expenses from ordinary activities	12,220	26,430
Total operating expenses	1,324,061	1,105,636
Profit from operations	86,337	140,612
Financial income	2,806	4,856
Financial expenses	(33,448)	(31,878)
Net financing costs	(30,642)	(27,022)
Profit before tax	55,695	113,590
Income tax expense	(12,978)	(33,135)
Profit from continuing operations	42,717	80,455
Profit from discontinued operations	-	2,795
Profit for the year	42,717	83,250
Profit attributable to minority interest – Dyno Nobel Step Up Preference Securities (SPS)	8,509	(38)
Profit attributable to members of Dyno Nobel Limited	34,208	83,288
	42,717	83,250
Earnings per share from continuing and discontinuing operations:		
Basic (cents per share)	4.20	10.35
Diluted (cents per share)	4.20	10.35
Earnings per share from continuing operations:		
Basic (cents per share)	4.20	9.99
Diluted (cents per share)	4.20	9.99

Notes to the financial statements are included on pages 12 to 29.

Consolidated balance sheet as at 31 December 2007

	Consolidated	
	2007 US$'000	2006 US$'000
ASSETS		
Current assets		
Cash and cash equivalents	40,024	33,402
Trade and other receivables	205,599	159,625
Inventories	131,506	107,930
Other	36,230	32,403
Total current assets	413,359	333,360
Non-current assets		
Investments accounted for using the equity method	131,600	53,687
Other financial assets	34,053	35,008
Property, plant and equipment	716,677	395,113
Deferred tax assets	30,153	26,098
Goodwill	164,300	137,986
Other intangible assets	26,611	20,776
Other	1,329	456
Total non-current assets	1,104,723	669,124
Total assets	1,518,082	1,002,484
LIABILITIES		
Current liabilities		
Trade and other payables	225,259	160,782
Borrowings	26,624	14,233
Current tax liabilities	5,957	5,472
Provisions	18,553	15,849
Total current liabilities	276,393	196,336
Non-current liabilities		
Borrowings	628,197	507,695
Provisions	54,636	66,189
Total non-current liabilities	682,833	573,884
Total liabilities	959,226	770,220
Net assets	558,856	232,264
EQUITY		
Issued capital	330,881	302,540
Other equity	10,141	10,570
Reserves	60,502	13,176
Accumulated losses	(99,791)	(94,022)
Parent entity interest	301,733	232,264
Minority interest	257,123	-
Total equity	558,856	232,264

Notes to the financial statements are included on pages 12 to 29.

Statement of changes in equity for the financial year ended 31 December 2007 -Consolidated

	Issued capital	Other equity	Hedge reserve	Foreign currency reserve	Asset revaluation reserve	Equity settled employee benefits reserve	Acquisition of minority interest	Retained earnings/(Accumulated loss)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 1 Jan 2006	443,695	-	(292)	4,754	-	-	2,729	467,966	918,852
Prior year adjustment	-	-	-	-	-	-	-	2,942[3]	2,942
Restated balance 1 January 2006	443,695	-	(292)	4,754	-	-	2,729	470,908	921,794
Translation of foreign operations	-	-	-	5,369	-	-	-	-	5,369
Loss on derivative financial instruments	-	-	(635)	-	-	-	-	-	(635)
Arising from acquisition of associated entities	-	-	-	-	1,353	-	-	-	1,353
Net income recognised directly in equity	-	-	(635)	5,369	1,353	-	-	-	6,087
Profit for the year	-	-	-	-	-	-	(38)	83,288	83,250
Total recognised income and expenses	-	-	(635)	5,369	1,353	-	(38)	83,288	89,337
Transactions with equity holders in their capacity as equity holders									
Share-based payments	-	-	-	-	-	2,522	-	-	2,522
Changes arising from IPO and restructuring transactions									
Issue of shares on float	-	1,374,244	-	-	-	-	-	-	1,374,244
Transaction costs of issue net of tax benefit	-	(23,497)	-	-	-	-	-	-	(23,497)
Acquisition adjustment[1]	-	(1,340,177)		-	-	-	-	-	(1,340,177)
Payment out of pre-acquisition profits to equity holders in DNH ASA[2]	-	-	-	-	-	-		(648,218)	(648,218)
Reduction of capital on restructure	(135,000)	-	-	-	-	-	-	-	(135,000)
Other changes									
Change in functional currency of DNHASA	(6,155)	-	-	6,155	-	-	-	-	-
Acquisition of minority interests		-	-	-	-	-	(8,741)	-	(8,741)
Balance at 31 December 2006	302,540	10,570	(927)	16,278	1,353	2,522	(6,050)	(94,022)	232,264

Notes to the financial statements are included on pages 12 to 29.

Statement of changes in equity for the financial year ended 31 December 2007

-Consolidated (continued)

	Issued capital	Other equity	Hedge reserve	Foreign currency reserve	Asset revaluation reserve	Equity settled employee benefits reserve	Acquisition of minority interest	Accumulated loss	Minority interest	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 1 Jan 2007	302,540	10,570	(927)	16,278	1,353	2,522	(6,050)	(94,022)	-	232,264
Translation of foreign operations	-	-	-	43,889	-	-	-	-	-	43,889
Loss on derivative financial										
Instruments, net of tax	-	-	(2,065)	-	-	-	-	-	-	(2,065)
Arising from acquisition of associated entities	-	-	-	-	1,398	-	-	-	-	1,398
Net income recognised directly in equity	-	-	(2,065)	43,889	1,398	-	-	-	-	43,222
Loss on derivative transferred to income and expense, net of tax	-	-	2,800	-	-	-	-	-	-	2,800
Profit for the year	-	-	-	-	-	-	-	34,208	8,509	42,717
Total recognised income and expenses	-	-	735	43,889	1,398	-	-	34,208	8,509	88,739
Transactions with equity holders in their capacity as equity holders										
Share-based payments	-	-	-	-	-	1,376	-	-	-	1,376
Dividend reinvestment plan [2]	27,307	-	-	-	-	-	-	(39,977)	-	(12,670)
Cost of dividend reinvestment plan	(188)	-	-	-	-	-	-	-	-	(188)
Exercise of options	1,140	-	-	-	-	-	-	-	-	1,140
Transfer from equity-settled employee benefits reserve	72	-	-	-	-	(72)	-	-	-	-
Issue of Dyno Nobel SPS	-	-	-	-	-	-	-	-	265,200	265,200
Cost of raising equity	-	-	-	-	-	-	-	-	(8,077)	(8,077)
Distribution on Dyno Nobel Step-Up Preference Securities	-	-	-	-	-	-	-	-	(8,509)	(8,509)
Purchase price adjustments	-	(429)	-	-	-	-	-	-	-	(429)
Net cost of shares acquired under Dyno Nobel Employee Share Ownership Plan	10	-	-	-	-	-	-	-	-	10
Balance at 31 December 2007	330,881	10,141	(192)	60,167	2,751	3,826	(6,050)	(99,791)	257,123	558,856

[1] *In accordance with the reverse acquisition accounting requirements of AASB 3 'Business Combinations', the issued capital shown is a continuation of the issued capital of the legal subsidiary, Dyno Nobel Holdings ASA.*

[2] *Details of the dividends paid are set out in note 3.*

[3] *Details of prior year adjustments has been set out in note 2.*

Notes to the financial statement are included on pages 12 to 29

Consolidated cash flow statement for the financial year ended 31 December 2007

	Consolidated	
	2007 US$'000	2006 US$'000
Cash flows from operating activities		
Receipts from customers	1,384,023	1,276,589
Payments to suppliers and employees	(1,193,366)	(1,139,881)
Interest and other costs of finance paid	(35,099)	(30,400)
Interest received	1,516	1,797
Income tax paid	(24,960)	(27,480)
Net cash provided by operating activities	132,114	80,625
Cash flows from investing activities		
Dividends received	3,704	1,071
Payment for businesses	(64,263)	(120,204)
Payment for investments	(64,580)	(2,000)
Payment for property, plant and equipment	(360,402)	(119,070)
Proceeds from sale of property, plant and equipment	2,882	9,889
Net cash used in investing activities	(482,659)	(230,314)
Cash flows from financing activities		
Proceeds from issues of equity securities	284,764	779,413
Payment for share issue costs	(188)	(28,550)
Proceeds from borrowings	413,039	166,100
Payment for debt issue costs	(8,077)	(1,125)
Repayment of borrowings	(291,721)	(349,766)
Dividend paid	(30,848)	-
Hybrid distribution	(8,509)	-
Payments to associates and jointly controlled entities	(7,186)	(2,496)
Redemption of preference shares	-	(418,563)
Net cash provided by financing activities	351,274	145,013
Net increase / (decrease) in cash and cash equivalents	729	(4,676)
Cash and cash equivalents at the beginning of the year	30,965	35,131
Effects of exchange rate changes on the balance of cash held in foreign currencies	1,237	510
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	32,931	30,965

Notes to the financial statements are included on pages 12 to 29.

Notes to the consolidated financial statements

1. Significant Items

Profit from continuing operations for the year includes the following items that are significant because of their nature, size or incidence;

1a. Dyno Nobel Moranbah Ammonium Nitrate Plant

In 2006 a wholly owned subsidiary of Dyno Nobel Limited, Dyno Nobel Asia Pacific (DNAP), commenced a project to construct a new 330,000 tonne Ammonium Nitrate Plant in Moranbah (Bowen Basin – North Queensland) to service the large mining customers in that area.

DNAP obtained long term commitments from three of its foundation customers, Anglo Coal, Rio Tinto and Xstrata, to take up the majority of the plant's output for an average of 10 years.

On 11 December 2007 the board announced that they were indefinitely suspending the Moranbah project as the project no longer met the financial criteria set out by the company. The key contributing factors were continued delays in the project and difficulty in reliably forecasting the project costs.

As at 31 December 2007, prior to any write-down the costs capitalised in relation to the Moranbah project were US$257 million (A$293 million) and as at 31 January 2008, total costs incurred and committed were US$267 million (A$303 million). In addition, Dyno Nobel has an obligation to meet customers' minimum volume commitments regardless of whether the plant is constructed.

Since the announcement of the suspension of the project, the Company has been approached by a third party construction group (being an alliance between United Group Resources, Bilfinger Berger and BGC Contracting) to determine whether they could work with the Company to develop a proposal that would give greater clarity and certainty in relation to the cost of completing the project and the level of risk/reward sharing. Further, the Company has continued commercial negotiations with it's customers in relation to revised pricing for committed volumes to enhance the project feasibility.

A proposal was presented by the construction group to Dyno Nobel on 20 February 2008 that has encouraged the Board and management about the commercial viability of recommencing the project.

Accordingly the directors have authorised management to undertake further work to assist in determining the commercial viability of proceeding with the project.

Whilst the final outcome in relation to the future of the project has not been determined at the date of this report, it has been agreed that current discussions with constructors, customers and other stakeholders should continue. On this basis, the directors have assessed the carrying value of the capital work in progress as at 31 December 2007 using a discounted cash flow analysis, which has been prepared on the assumption that the project can be completed. Underpinning the discounted cash flow analysis are assumptions relating to project costs and customer pricing based on the work and negotiations undertaken as noted above. An appropriately risk adjusted discount rate (12.5% net of tax) has been applied when calculating the discounted cash flows.

Based on this assessment of the carrying value, the directors have determined that the project is partially impaired, resulting in a provision for write-down being recognised in relation to capital work in progress carrying value as at 31 December 2007 as follows;

	Consolidated 2007 US$'000
Capital WIP carrying value as at 31 December 2007 (pre impairment)	257,137
Impairment losses charged to profit before income tax	74,917
Less: Applicable tax expense	(22,474)
Impairment losses charged to profit net of applicable income tax	52,443
Capital WIP carrying value as at 31 December 2007 (post impairment)	182,220

The directors note that there are significant uncertainties in respect of the carrying value of the remaining capital work-in-progress of US$182.2 million as at 31 December 2007, including uncertainties relating to:

- whether the project will ultimately be completed;
- the final cost to complete the project, which may exceed the amounts assumed;
- whether revised commercial arrangements can be reached with foundation customers as no signed commitments to revised pricing have been reached at this date.

Consistent with the assumption that the project can be completed, no provision relating to the customer contract obligations has been recognised as at 31 December 2007.

In addition to the above, the viability of the project will be dependent on the ability of Dyno Nobel to source appropriate funding for the project. Dyno Nobel does not have sufficient head room within its existing finance facilities to fund the project and will therefore require additional funding through debt, equity and/or third party investment in the project.

Should the project ultimately not proceed, there is significant uncertainty as to whether the value of capital work in progress in relation to the Moranbah project can be recovered for the amount stated and as to whether additional obligations will be incurred in relation to committed project costs, site remediation and demobilisation and the costs of meeting committed customer obligations.

Notes to the consolidated financial statements

1b. Other significant items (cont)

	Consolidated	
	2007 US$'000	2006 US$'000
Profit from continuing operations for the year includes the following items that are significant because of their nature, size or incidence:		
Gains		
Net curtailment gain on US pension plan	-	7,115
Less: Applicable income tax expense	-	(2,846)
Net foreign exchange (loss)/gain	(100)	1,265
Less: Applicable income tax expense	30	(355)
	(70)	5,179
Expenses		
Restructure of manufacturing operations[1]	9,000	-
Less: Applicable income tax expense	(3,000)	-
Business improvement initiative costs – Project Imagine[2]	4,900	-
Less: Applicable income tax expense	(1,600)	
Fair value loss on derivatives[3]	4,000	-
Less: applicable income tax expense	(1,200)	-
Project feasibility costs[4]	2,700	-
Less: Applicable income tax expense	(800)	-
Other restructuring[5]	2,000	-
Less: Applicable income tax expense	(600)	-

[1]*During the year, Dyno Nobel restructured its operations and assets at North Bay,Canada, resulting in asset writedowns of US$5.5 million, redundancy costs of US$2.0 million and other restructuring related costs of US$1.5million. The North Bay plant was acquired as part of the ETI Holdings Corp group in February 2006.*

[2] *During the period the company announced a company wide business improvement initiative, Project Imagine. The project includes business process improvements and other reorganisation and restructuring*

[3] *During the period the interest rate swap became ineffective due to the repayment of debt, resulting in the income statement being impacted by fair value movements.*

[4]*During the period and in accordance with its strategic objective to enter those territories sold as part of the group restructuring in 2005, Dyno Nobel incurred due diligence costs in relation to potential acquisitions which were ultimately not completed. In addition, advisory costs were incurred in developing a response to the threat of potential takeover.*

[5]*During the period, the company undertook numerous other restructurings including costs incurred in relation to corporate restructuring implemented as part of the IPO.*

2. Accounting policies, accounting estimates and errors

Prior Year Adjustment

The following prior period errors were discovered and corrected in preparation of the 31 December 2007 year end financial report. As required under AASB108 'Accounting Policies, Changes in Accounting Estimates and Errors', the errors have been corrected retrospectively by restating the comparative amounts for the balance sheet as at 31 December 2006, opening retained earnings as at 1 January 2006 and the income statement for the year ended 31 December 2006.

Nature of error

The economic entity recognises significant liabilities and asset retirement obligations as part of its ongoing business operations. These calculations require the use of cost estimates and discount rates. In the 30 June 2006 and 31 December 2006 financial reports, the consolidated entity identified a calculation error in relation to the environmental liabilities and asset retirement obligation provisions. The amount of the error has been quantified below.

Income statement effect:

The retrospective corresponding income statement error in relation to the items described above was less than US$100,000 for the year ended 31 December 2006.

EPS effect

Consistent with the income statement effect noted above, the error has no impact on the basic or diluted earnings per share for the year ended 31 December 2006.

	Consolidated
	1 January 2006 US$'000
Balance sheet effect:	
Overstatement of non-current provisions in relation to environmental liabilities and asset retirement obligation	6,206
Overstatement of fixed asset dismantlement (net of depreciation)	(1,390)
Overstatement of deferred tax assets	(1,872)
Effect on net assets of prior period	2,944

Revisions of accounting estimates

There were no revisions in the estimates for the year ended 31 December 2007.

3. Dividends

	2007 US$'000	2006 US$'000
Dividends and distributions		
Dividends paid during the year ended 31 December 2007 were:		
Ordinary shares		
Interim dividend of A2.8 cents per share, unfranked, paid 27 April 2007	18,788	-
Interim dividend of A2.8 cents per share, 40% franked at 30%, paid 23 October 2007	21,189	-
Step-Up preference Securities		
Distribution at 8.7033% per annum, per securities, unfranked, paid 31 December 2007	8,509	-
Dividends paid out of pre IPO retained earnings[1]	-	648,218
	48,486	648,218

[1] On 13 March, 2006, the Directors of Dyno Nobel Holdings ASA declared and paid two dividends, being US$149m ($5.31 per share) and US$499.2 million (17.80 per share) as part of the group restructure transactions occurring prior to the IPO.

Dyno Nobel Limited declared and paid a dividend of A2.8 cents per share, unfranked, on 27 April 2007.

Dyno Nobel Limited declared and paid a dividend of A2.8 cents per share, 40% franked at 30%, on 23 October 2007.

The directors of Dyno Nobel determined not to pay a final dividend for the year ended 31 December 2007.

4. Segment information

(a) Business

The consolidated entity operates in only one segment of business, namely the manufacture and sale of commercial explosives and related accessories to the mining, quarrying and construction industries.

(b) Geographical segments

The consolidated entity operates predominately in two geographical segments, the North America and Australia.

2007 Primary reporting format-geographical	North America US$'000	Australia US$'000	Other US$'000	Unallocated US$'000	Total US$'000
Sales to external customers	1,109,665	277,422	-	(577)	1,386,510
Other revenue	12,064	202	-		12,266
Total segment revenue	1,121,729	277,624	-	(577)	1,398,776
Segment result[3]	125,738	(52,082)	-	1,059	74,715
Share of associates and jointly controlled entities result	5,420	6,266	(64)	-	11,622
Total result	131,158	(45,816)	(64)	1,059	86,337
Unallocated net finance costs					(30,642)
Profit from continuing operations before income tax					55,695
Income tax expense					(12,978)
Profit from continuing operations					42,717
Segment assets [1]	915,491	470,241	41,995	90,355	1,518,082
Segment liabilities [1]	175,801	99,138	-	684,287	959,226
Acquisition of assets	113,554	205,865	-	748	320,167
Carrying amount of investments accounted for using the equity method [2]	30,555	59,050	41,995	-	131,600
Impairment recognised in profit	6,416	74,917	-	-	81,333
Depreciation and amortisation	40,465	7,472	2,875	-	50,812

4. Segment information (continued)

2006 Primary reporting format-geographical	North America US$'000	Australia US$'000	Other US$'000	Unallocated US$'000	Total US$'000
Sales to external customers	1,011,723	216,059	-	-	1,227,782
Other revenue	11,470	44	-	-	11,514
Total segment revenue	1,023,193	216,103	-	-	1,239,296
Segment result[3]	117,964	15,696	-	-	133,660
Share of associates and jointly controlled entities result	7,875	4,583	(5,506)	-	6,952
Total result	125,839	20,279	(5,506)	-	140,612
Unallocated net finance costs	-	-	-	(27,022)	(27,022)
Profit from continuing operations before income tax					113,590
Income tax expense					(33,135)
Profit from continuing operations					80,455
Segment assets [1]	711,432	145,673	-	145,379	1,002,484
Segment liabilities [1]	191,388	57,017	-	521,815	770,220
Acquisition of assets	84,262	34,808	-	-	119,070
Carrying amount of investments accounted for using the equity method [2]	30,508	22,191	988	-	53,687
Depreciation and amortisation	28,800	5,900	-	-	34,700

[1] Segment assets/liabilities are those operating assets/liabilities, such as trade receivables/payables and property, plant and equipment that are employed by a segment in its operating activities. Assets not directly employed, such as tax assets/liabilities and finance

related assets/liabilities are shown as unallocated.

[2] The carrying amount of investment accounted for using the equity methods is included in total segment asset.

[3] Segment result includes operating earnings at each location and an allocation of corporate expenses.

Profit from operations discontinued in 2006 have been disclosed at Note 5 (b).

5. Acquisitions and disposals

a. Current year business acquisitions

During the year, the group made the following business acquisitions:

Name of entity	Tradestar Inc
% Acquired	100%
Date of acquisition	10 February 2007
Principal activity	Specialised bulk explosives delivery systems

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value US$'000
ASSETS			
Cash and cash equivalents	1,024	-	1,024
Receivables	967	-	967
Inventories	1,213	-	1,213
Property, plant and equipment	133	34	167
Intangibles	-	3,430	3,430
Deferred tax assets	16	-	16
Other	109	-	109
TOTAL ASSETS	3,462	3,464	6,926
LIABILITIES			
Payables	1,725	-	1,725
Provisions	2	-	2
Other	395	1,020	1,415
TOTAL LIABILITIES	2,122	1,020	3,142
NET ASSETS	1,340	2,444	3,784
Goodwill arising on acquisition[1]			1,555
Cash consideration paid			5,339
Contributed revenue			8,337
Net profit after tax			1,572

[1]Goodwill is attributable to the acquired entity's strong position in trading, manufacture and sale of commercial explosives and the strategic advantages and synergies expected to arise as a result of the acquisition

5. Acquisitions and disposals (continued)

Name of entity	Le Groupe Castonguay, Inc.
% Acquired	100%
Date of acquisition	1 May 2007
Principal activity	Drill and Blast

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination	Fair value adjustments	Fair value
	US$'000	US$'000	US$'000
ASSETS			
Cash and cash equivalents	374	-	374
Receivables	20,624	-	20,624
Inventories	6,936	-	6,936
Deferred tax assets	1,100	-	1,100
Property, plant and equipment	9,411	13,701	23,112
Intangibles	-	7,454	7,454
Other	3,954	-	3,954
TOTAL ASSETS	42,398	21,155	63,554
LIABILITIES			
Payables	5,885	306	6,191
Bank loans	13,097	-	13,097
Deferred tax liability	2,288	8,412	10,700
TOTAL LIABILITIES	21,270	8,718	29,988
NET ASSETS	21,128	12,437	33,566

Goodwill arsing on acquisition [1]	15,170
Cash consideration paid	48,736
Contributed revenue	56,211
Net loss after tax	(683)

[1]*Goodwill is attributable to the acquired entity's strong position and profitability in trading in the sale of commercial explosives and related services market and the strategic advantages expected to arise as a result of the acquisition.*

5. Acquisitions and disposals (continued)

Name of entity	Evenson
% Acquired	Dyno Nobel acquired the remaining 50% from a joint venture partner
Date of acquisition	1 May 2007
Principal activity	Explosives distributor

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value US$'000
ASSETS			
Cash and cash equivalents	345	-	345
Receivables	1,416	-	1,416
Inventories	774	-	774
Property, plant and equipment	600	694	1,294
Other	37	-	37
Intangibles	-	2,480	2,480
TOTAL ASSETS	3,172	3,174	6,346
LIABILITIES			
Payables	578	-	578
Other	142	-	142
Deferred tax liability	-	609	609
TOTAL LIABILITIES	720	609	1,329
NET ASSETS	2,452	2,565	5,017

Investment accounted for using the equity method	(2,147)
Asset revaluation reserve [2]	(1,277)
Goodwill arising on acquisition[1]	3,630
Cash consideration paid	5,223
Contributed revenue	6,983
Net profit after tax	633

[1]Goodwill is attributable to the acquired entity's strong position in trading, manufacture and sale of commercial explosives and the strategic advantages and synergies expected to arise as a result of the acquisition.

[2] In accordance with AASB3, where a business combination is achieved in stages, each transaction is treated separately using cost and fair value information at the date of each exchange transaction.

5. Acquisition and disposals (cont'd)

Other businesses

On 1 April 2007 the Dyno Nobel group acquired certain assets of Buckley Northern Nevada, an explosives distributor, for US$4.4 million. The group also acquired 50% of Tenaga Kimia SDN BHD, a Malaysian distribution company for US$1.2 million, and 100% of Patriot Explosives, a North American explosives company for US$0.1 million.

Joint ventures

On 14 May 2007 Dyno Nobel executed a share purchase agreement to acquire 50% of the share capital of Sasol Dyno Nobel Proprietary Limited for a net consideration of 250 million rand (US$35.3 million). The completion of the transaction occurred on 17 September 2007.

On 4 December 2007, the Dyno Nobel group acquired 49% of the share capital of JASA Group, an explosive distributor in Mexico, for US$1.3 million.

Associates

On 16 January 2007 the Dyno Nobel group acquired 29.9% of Fabchem China Limited ("Fabchem"). Fabchem is a leading initiation systems supplier in China. The total purchase consideration, including deferred consideration, is US$32.5 million. The purchase consideration comprises an upfront cash payment of S$0.52 cents per share (US$26.0 million), and deferred payments of S$0.05 per share contingent on Fabchem being granted an export licence and S$0.13 per share contingent on Fabchem achieving specified financial performance hurdles.

2006 Acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited

Effective 5 April 2006, Dyno Nobel acquired 100% of the shares in Dyno Nobel Holding ASA for US$1,475 million through the issuance of a loan note for US$1,011 million and the assumption of debt of US$464 million. To settle the loan note purchase consideration, Dyno Nobel issued 346,339,156 ordinary shares for US$593 million, and a further 244,746,106 convertible redeemable preference shares for US$418 million. Through an IPO on the Australian Stock Exchange on 7 April 2006, Dyno Nobel issued a further 455,746,221 ordinary shares for A$1,048 million (US$781 million less transaction costs and associated tax benefit of US$24 million). The proceeds from the IPO were used to reduce debt and redeem the convertible redeemable preference shares.

In accordance with AASB 3, the acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holdings ASA.

b) Discontinued operations

During 2005, the consortium that owned Dyno Nobel Holdings ASA separated the entity into two business groups, being those entities retained and ultimately acquired by Dyno Nobel and those entities, being substantially the businesses in Latin America, Asia, Europe, Middle East and Africa that were ultimately sold to Orica Limited. The latter businesses were disclosed as discontinued operations in the 2005 financial information. Included in that transaction were certain contracts in Asia and Mexico the sale of which were contingent on prescribed conditions being met. These conditions were satisfied during April 2006 and the profit on the sale, being US$2.8 million was therefore recognised in 2006.

6. Earnings per share

	Consolidated	
	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Profit used as the numerator in calculating basic and diluted earnings per share	34,208	83,288
Adjustment to exclude profit from discontinued operations	-	(2,795)
Profit from continuing operations	34,208	80,493
	Number of shares '000	Number of shares '000
Weighted average number of shares used as the denominator in calculating basic earnings per share	813,698	805,942
Weighted average number of shares used as the denominator in calculating diluted earnings per share	813,775	805,972

7. Contingent liabilities and contingent assets

Dyno Nobel, through either its subsidiaries, joint venture entities or associate entities are currently a party to a number of unresolved litigation cases and disputes and may be exposed to potential legal and other claims or disputes in the future with respect to its operations and in relation to claims arising out of the operations of certain recently acquired businesses. Current outstanding claims include personal injury claims arising out of alleged defective products, personal injury claims by employees hurt in the course of transporting products, claims for property damage as a result of the group's blasting activities and environmental remediation claims and actions brought against the group by third parties or relevant government agencies. The group maintains insurance that may cover all or a portion of any losses arising out of current and outstanding claims, and the group may be indemnified by the former owners of certain recently acquired businesses for certain of the outstanding claims.

The group is also party to unresolved litigation in relation to remedies it is seeking against a former owner of a recently acquired business. The claim is in relation to breaches of representations and warranties made by the vendor prior to the acquisition.

Based on the information currently available, Dyno Nobel is not aware of any circumstance that is likely to lead to a material exposure in respect of known outstanding claims.

8. Subsequent events

There have been no subsequent events since the end of the financial year.

		Consolidated	
		2007	2006
		US$'000	US$'000
9.	Investments accounted for using the equity method	131,600	53,687

Jointly controlled entities and associates — Ownership interest

Name of entity	Principal Activity	Country of Incorporation	2007 %	2006 %
Alpha Dyno Nobel	Delivery of explosives and related products	USA	50	50
Boren Explosives Co, Inc.	Delivery of explosives and related products	USA	50	50
Buckley Powder Company	Delivery of explosives and related products	USA [3, 6]	51	50
Buckley Powder Company of Oklahoma, Inc.	Delivery of explosives and related products	USA [3, 6]	-	51
IRECO Midwest Inc.	Delivery of explosives and related products	USA	50	50
Wampum Hardware Company	Delivery of explosives and related products	USA	50	50
Pepin-IRECO, Inc	Delivery of explosives and related products	USA	50	50
Midland Powder Company	Delivery of explosives and related products	USA	50	50
Mine Equipment & Mill Supply Co	Delivery of explosives and related products	USA	50	50
Controlled Explosives Inc.	Delivery of explosives and related products	USA	50	50
Western Explosives Systems Company	Delivery of explosives and related products	USA	50	50
Evenson Explosives, LLC	Delivery of explosives and related products	USA [1]	-	50
DetNet Detonadores Electronico Limitada	Delivery of explosives and related products	Chile	50	50
Polar Explosives Ltd	Delivery of explosives and related products	Canada [3]	84	84
Newfoundland Hard-Rok Inc.	Delivery of explosives and related products	Canada	50	50
Dyno Labrador Inc.	Delivery of explosives and related products	Canada	50	50
Queensland Nitrates Pty Ltd	Production of ammonium nitrate	Australia [5]	50	50
Queensland Nitrates Management Pty Ltd	Management services	Australia [5]	50	50
DetNet International Limited	Distribution of electronic detonators	Ireland	50	50
DetNet South Africa (Pty) Ltd	Development, manufacture and supply of electronic detonators	South Africa	50	50
Explosivos De La Region Lagunera	Distribution of explosives and related products	Mexico [2]	50	-
Explosivos De La Region Central	Distribution of explosives and related products	Mexico [2]	50	-
Nitroexplosivos	Distribution of explosives and related products	Mexico [2]	50	-
Explosivos Y Servicios Para La Construccion	Distribution of explosives and related products	Mexico [2]	50	-
Tenaga Kimia Ensign-Bickford Sdn Bhd	Manufacture of explosive accessories	Malaysia [2]	50	-
Sasol Dyno Nobel (Pty) Ltd	Distribution of detonators	South Africa [2, 5]	50	-

9. Investments accounted for using the equity method (continued)

Jointly controlled entities and associates **Ownership interest**

Name of entity	Principal Activity	Country of Incorporation	2007 %	2006 %
DNEX Mexico	Mexican investment holding company	Mexico [2]	49	-
Fabchem China Ltd	Manufacture of commercial explosives	Singapore [2]	30	-
Valley Hydraulics Ltd	Delivery of explosives and related products	Canada	25	25
Apex Construction Specialties Ltd	Delivery of explosives and related products	Canada	25	25
Denesoline Western Explosives Inc.	Delivery of explosives and related products	Canada [4]	49	49
Warex Corporation	Delivery of explosives and related products	USA	25	25
Warex LLC	Delivery of explosives and related products	USA	25	25
St Lawrence Explosives Inc.	Delivery of explosives and related products	Canada	33	33

[1]During 2007, the Company acquired the remaining interest such that this entity is now a controlled entity - refer note 5.

[2]During 2007, an interest in these entities was acquired or increased.

[3]Due to the contractual and decision making arrangements between the shareholders of the entities, despite the legal ownership exceeding 50% ,these entities are not considered to be subsidiaries.

[4]Due to the legal requirements in the Canadian Northwest Territories, the group cannot own more than 49% of the shares in Denesoline Western Explosives Inc. However, under the joint venture agreement, the group is entitled to 95% of the assets and profit of Denesoline Western Explosives Inc.

[5]These jointly controlled entities have a 30 June year end. For the purposes of applying the equity method of accounting, financial information through to 31 December has been used.

[6]During the year Buckley Powder Company of Oklahoma, Inc. was merged into Buckley Powder Company

	Consolidated	
	2007	2006
	US$'000	US$'000
Summarised financial information of jointly controlled entities and associates:		
Current assets	190,531	133,579
Non-current assets	225,204	197,012
	415,732	330,591
Current liabilities	130,529	110,238
Non-current liabilities	121,149	120,689
	251,678	230,927
Net assets	164,054	99,664
Revenue	601,877	506,859
Net profit	32,257	18,593

9. Investments accounted for using the equity method (continued)

	Consolidated 2007 US$'000	Consolidated 2006 US$'000
Share of jointly controlled entities and associates' profit or loss:		
Share of jointly controlled entities profit before tax	18,453	9,297
Income tax expense	(6,831)	(2,345)
Share of jointly controlled entities and associates' profit	11,622	6,952
Carrying amount of investments in jointly controlled entities and associates		
Carrying amount at the beginning of the financial year	53,687	49,354
Addition of new investments	64,580	2,000
Capitalisation of loans to jointly controlled entities	5,719	-
Change in accounting method from associate to controlled entity	(2,147)	(4,853)
	121,839	46,501
Share of net profit from jointly controlled entities and associates	11,622	6,952
Less: dividends received	(4,481)	(1,071)
Movement in foreign currency translation reserve of jointly controlled entities and associates	2,620	1,305
Carrying amount at end of year	131,600	53,687

10. Notes to statement of cash flows

(a) Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Consolidated	
	2007	2006
	US$'000	US$'000
Cash and cash equivalents	40,024	33,402
Bank overdraft	(7,093)	(2,437)
	32,931	30,965

Included in cash and cash equivalents for 2006 is US$ 1.6 million of cash which is restricted. This restricted cash represents employee funds held in a trust health and welfare plan in America, for the purpose of providing health, medical, long-term disability and life insurance benefits for employees, as well as funds held with the National Bank of Canada as collateral for a letter of credit.

There are no restrictions applying to the cash and cash equivalents disclosed for 2007.

(b) Secured bank overdraft facility, reviewed annually and payable at call:

· amount used	7,093	2,437
· amount unused	15,112	-
	22,205	2,437

10. Notes to statement of cash flows (continued)

(c) Secured bank loan facilities with various maturity dates and which may be extended by mutual agreement:

	Maturity date
IPO term facility	5 April 2009
IPO revolving facility	30 January 2010
Bilateral facility	5 April 2011

	Consolidated	
	2007	2006
	US$'000	US$'000
· amount used	625,600	506,199
· amount unused	299,400	165,001
	925,000	671,200

(e) Reconciliation of profit for the period to net cash flows from operating activities

	2007	2006
Profit for the year	42,717	83,288
Gain on sale or disposal of non-current assets	(782)	(3,882)
Gain on sale of business	-	(2,795)
Share of jointly controlled entities' profit	(11,622)	(6,952)
Depreciation and amortisation of non-current assets	50,812	34,700
Impairment expense on restructuring	6,416	-
Recoverable amount write down on capital project	74,917	-
Foreign exchange gain/(loss)	100	(1,266)
Equity settled share-based payment	1,376	2,522
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:		
(Increase)/decrease in assets:		
Current receivables	(24,839)	(15,897)
Current inventories	(16,113)	(1,567)
Other current assets	(8,609)	7,237
Deferred tax assets and liabilities	(4,543)	6,609
Increase/(decrease) in liabilities:		
Current payables	30,462	(8,541)
Current provisions and employee benefits	(8,850)	(8,768)
Tax payable	672	(148)
Non-current provision	-	(3,915)
Net cash provided by operating activities	132,114	80,625

11. AUDIT

This report is based on financial statements which are in the process of being audited. The company is not aware of any circumstances that would result in a qualified audit opinion, however due to the significant uncertainty disclosed by the Directors in Note 1(a), the auditors have indicated their audit opinion will include an emphasis of matter modification concerning the *Significant Uncertainty Regarding Asset Recoverability* in the form outlined below:

Significant Uncertainty Regarding Asset Recoverability

Without qualification to the opinion expressed above, we draw attention to Note 1 (a) to the financial statements. The company has assessed the recoverable amount of the Moranbah construction work in progress based on a number of critical assumptions, including the assumption that the project will proceed, as outlined in Note 1 (a). The ultimate viability of the project is to a large extent outside the control of the company as it is dependent upon appropriate third party arrangements for construction, pricing and funding. As a result of the matters outlined in Note 1 (a), the company has indicated that there is significant uncertainty as to whether the value of capital work in progress in relation to the Moranbah project can be recovered for the amount stated and as to whether additional obligations will be incurred in relation to committed project costs, site remediation and demobilisation and the costs of meeting committed customer obligations.

ASX Announcement/Media Release

25 February 2008

Dyno Nobel Limited Delivers Significant Underlying Earnings

Dyno Nobel (ASX: DXL) today announced a net profit after tax and before significant non-recurring items of US$101.9 million for the year ending 31 December 2007, representing an increase of 20.4 per cent over the prior year.

Non-recurring items for the period totalled US$67.6 million after-tax, with the primary component being a US$52.4 million (US$74.9 million pre-tax) write-down on the carrying value of Moranbah related assets. The balance of the non-recurring items incurred during the financial year primarily comprised costs associated with business restructuring, corporate advisory and costs associated with Project Imagine, Dyno Nobel's business efficiency program.

12 month period ended 31 December 2007	US$ millions	Growth on prior year
Revenue	$1,398.8	12.9%
EBITDA *	$231.6	28.8%
NPAT [1]	$101.9	20.4%
EPS *	12.5 cents	19.0%
NPAT[2] (includes significant non-recurring items)	$42.7	(48.7%)
EPS (includes significant non-recurring items)	4.2 cents	(59.2 %)

*excludes significant non-recurring items
1.Underlying NPAT is net of after tax effects of distribution to Step-up Preference security holders
2.Statutory NPAT is before gross value of distribution to Step-up Preference security holders

Dyno Nobel Chief Executive Officer, Mr Peter Richards, said the results highlighted the strength of Dyno Nobel's model. "The underlying business continues to deliver significant and consistent earnings growth through leading market positions in North America and Australia, a focus on operational efficiency and earnings accretive acquisitions".

Mr Richards attributed the growth in 2007 earnings to a number of factors including new business wins in Asia Pacific, successful re-entry into targeted high growth markets, part year earnings impact from recent acquisitions (Castonguay, Sasol Dyno Nobel, Fabchem) and diversification of the revenue base in North America, where Dyno Nobel is participating in the exponential growth in the fertilizer market.

"In North America Dyno Nobel has once again retained its position as the leading explosives company. Despite macro headwinds in the US, the Company's manufacturing diversity and extensive distribution platform enabled us to generate growth in earnings before interest and tax of 16.3 per cent and improve gross margins through market diversification, improved pricing and operational efficiencies".

"Revenue in Asia Pacific increased by 28.5 per cent from 2006 as a result of strong demand from the coal and metals sectors and new business wins. The result was also boosted by a significant increase in electronic detonator sales over 2006," Mr Richards said.

Dyno Nobel's operating cashflow increased by 63.9 per cent to US$132.1 million reflecting the Company's continued focus on improved profitability and working capital management. This is illustrated by the EBITDA to cash conversion rate of 92.7 per cent, an increase of 14.3 per cent on 2006.

Moranbah project

Dyno Nobel announced the indefinite suspension of the Moranbah project in December 2007 pending a full review of options for the project. While positive progress has been made in this respect project evaluation continues. Any decision to restart the Moranbah project requires a de-risking of Dyno Nobel's position and the economies of the project to meet internal financial criteria. Supply options also continue to be evaluated in the event that the project is not restarted and Dyno Nobel is confident of meeting its customer obligations in 2008/09 at an acceptable cost.

Capacity expansions

The Cheyenne facility expansion remains on budget and on schedule for completion mid 2008. Expanded production capacity of 200,000 short tons of ammonium nitrate solution (ANSOL) per annum will position Dyno Nobel to leverage strong short-term agricultural fertilizer demand and capture long-term growth in the Powder River Basin region.

Similarly, de-bottlenecking at the QNP ammonium nitrate plant in Moura, Queensland will deliver an incremental 30,000 tonnes of ammonium nitrate into a supply constrained Australian market. Project completion is targeted for December 2008.

Acquisitions and joint ventures

In 2007 Dyno Nobel completed nine acquisitions and joint ventures. Consistent with the Company's re-entry strategy, the investment in Fabchem provides Dyno Nobel with a strategic foothold in the high growth Chinese market. The Sasol Dyno Nobel joint venture enables the Company to access the Southern African initiation systems market where migration towards non-electric technology is accelerating. The remaining seven acquisitions expand Dyno Nobel's distribution footprint and value offering.

Project Imagine

Dyno Nobel's continuous improvement program, Project Imagine, is tracking ahead of schedule with US$4.6 million of annualised savings already locked in. Mr Richards said management was confident of delivering the budgeted US$20 million in earnings improvements in 2008 across sales and service, procurement, freight, and manufacturing.

Outlook

Earnings Before Interest and Tax for the second half of 2007 grew 15.7 per cent on the previous six-month period reflecting strong business momentum, and in 2008, Dyno Nobel expects to see continued underlying earnings growth.

New regional business wins and continued strength in the Australian coal and metals markets will drive earnings growth in Asia Pacific. Despite continued weakness in the US housing market, the North American earnings outlook remains robust given the strength in the fertilizer market.

Mr Richards said, "There is no doubt 2008 will be another challenging but exciting year for Dyno Nobel. However, the strength of Dyno Nobel's business model and strong growth in the Asia Pacific region and US fertilizer market will help to offset exposure to US housing demand and potential slowdown in economic growth.

"We have an extensive global manufacturing and distribution footprint that can't easily be replicated. Our strong track record of financial performance, stable pricing arrangements, revenue diversification and lack of exposure to commodity prices contribute to the low volatility of Dyno Nobel's underlying earnings and attractiveness as an investment opportunity".

The Dyno Nobel Board of Directors has determined that a dividend on second half earnings will not be declared pending a final decision on the Moranbah project.

-ENDS-

For media enquires contact:

Peter Brookes, Cannings 0407 911 389.

Sonja Kukec, Dyno Nobel 0437 766 483.

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US, Mexico, Papua New Guinea and Indonesia. Dyno Nobel is currently listed in the ASX S&P 200 and is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

END